SEC FILE NUMBER 000-24249
CUSIP NUMBER 46062X 303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-CEN [  ] Form N-CSR

For Period Ended: September 30, 2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Interpace Biosciences, Inc.
Full Name of Registrant

Interpace Diagnostics Group, Inc. Former Name if Applicable

Morris Corporate Center 1, Building C 300 Interpace Parkway
Address of Principal Executive Office (Street and Number)

Parsippany, NJ 07054
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Interpace Biosciences, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (“Form 10-Q”) within the prescribed time period. The Company is evaluating whether there has been an impairment of the carrying value of its Barrett intangible asset and whether adjustments to recorded amortization expense may be required. The Barrett intangible asset amounted to $18.4 million and was originally recorded in 2014 when the Company’s predecessor, PDI, Inc., acquired RedPath Integrated Pathology, Inc. and relates to the Company propriety test known as BarreGEN®, an esophageal cancer risk classifier for Barrett’s Esophagus. Due to the extended coordination, evaluation and communication needed to conduct the impairment analysis and assessment of amortization expense, the analysis could not be completed on a timely basis to permit the Company to file its Form 10-Q by November 16, 2020. We believe it is possible that this analysis when completed may result in a non-cash charge to our statement of operations included in our financial statements for one or more prior fiscal years.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Company’s expectations as to the filing of the Quarterly Report and certain of the Company’s financial results for the quarter ended September 30, 2020. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include the risk that the Company will be unable to file the Quarterly Report within the extension period of five calendar days provided under Rule 12b-25 of the Exchange Act, the risk that the Company will not be able to maintain its listing on The Nasdaq Capital Market in light of its failure to meet minimum stockholders’ equity requirements as of June 30, 2020 and the possible failure of the Company to file the Quarterly Report within the extension period, and the risk that the impairment adjustment, if any, could be material. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 10-K filed on April 22, 2020, as amended on May 29, 2020, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this filing and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jack E. Stover	(855)	776-6419
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Interpace Biosciences, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 17, 2020	By:	/s/ Jack E. Stover
	Name:	Jack E. Stover
	Title:	President and Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).